Exhibit 99.1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 13, 2025

MSD Capital, L.P.

By: MSD Capital Management LLC
Its: General Partner

By: /s/ Marc R. Lisker
     Marc R. Lisker, Manager

SOF Investments, L.P.

By: MSD Capital, L.P.
Its: General Partner

By: MSD Capital Management LLC
Its: General Partner

By: /s/ Marc R. Lisker
     Marc R. Lisker, Manager

SOF Investments, L.P. - Private V

By: MSD Capital, L.P.
Its: General Partner

By: MSD Capital Management LLC
Its: General Partner

By: /s/ Marc R. Lisker
     Marc R. Lisker, Manager

Michael S. Dell

By: /s/ Marc R. Lisker
     Marc R. Lisker, Attorney-in-Fact

Gregg R. Lemkau

By: /s/ Gregg R. Lemkau

Marc R. Lisker

By: /s/ Marc R. Lisker